CODE OF ETHICS
MAURY WADE & COMPANY

1. When a determination to purchase or sell a specific security for the investment clients of Maury Wade & Co. has been made by the appropriate person or persons, or such action is under immediate consideration, no employee of Maury Wade & Company who knows of such determination or consideration shall take any action in connection therewith which is inconsistent with such person's obligation to Maury Wade & Company and the client. In the application of the foregoing, however, recognition shall be given to any other fiduciary responsibilities imposed upon such person.

2. No employee of Maury Wade & Company shall subscribe to any public or private offerings (except United States Government issue) other than for bona fide investment in accordance with the normal investment practice of such person.

3. No employee of Maury Wade & Company shall release any information relating to portfolio changes by Maury Wade & Company proposed or in process, except upon the completion of such changes or in the normal performance of the duties of such persons.

4. No employee of Maury Wade & Company will take unfair advantage of any knowledge which they may have concerning the trading of securities by Maury Wade & Company.

5. Each employee of Maury Wade & Company agrees to report to Maury Wade & Company any transactions effected by them if it occurs within 15 days prior to or after either: (1) the purchase or sale of such security by Maury Wade & Company; or (2) the consideration of such purchase or sale on behalf of Maury
Wade & Company.

6. Each employee of Maury Wade & Company further agrees to file a report with Maury Wade & Company of any such transactions, not later than 10 days after the end of the calendar quarter in which the transaction to which the report relates was effected.